Filed by TCF Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Date: April 25, 2019 TCF Financial Corporation NYSE:TCF Shareholder/Analyst Call Wednesday, April 24, 2019 4:00 PM CDT COPYRIGHT © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved spglobal.com/marketintelligence

TCF FINANCIAL CORPORATION SHAREHOLDER/ANALYST CALL APR 24, 2019 Call Participants EXECUTIVES Craig R. Dahl Chairman, President & CEO Joseph T. Green Executive VP, General Counsel & Secretary Unknown Executive 2 COPYRIGHT © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved spglobal.com/marketintelligence

TCF FINANCIAL CORPORATION SHAREHOLDER/ANALYST CALL APR 24, 2019 Presentation Craig R. Dahl Chairman, President & CEO Well, good afternoon, everyone. I'm Craig Dahl, Chairman, President and Chief Executive Officer of TCF. Pursuant to our bylaws, I will preside as Chairman of the 2019 Annual Meeting of Stockholders. On the stage with me -- he needs no introduction, Joe Green, TCF's Senior Vice President, Secretary and General Counsel. Also here today are a number of members of our Board of Directors and executive management. So first, I'd like to introduce the directors that are in attendance, including Peter Bell, William Bieber, Karen Grandstrand, George Johnson, Richard King, Roger Sit, Dr. Julie Sullivan, Barry Winslow and Dr. Theresa Wise. Let's have a round of applause for our board. We are also fortunate today to be joined by a former Director of TCF, Thomas Cusick. Tom was a Director of TCF from 1988 till 2016. He was Chief Operating Officer of TCF Financial from 1997 to 2002 and Vice Chairman from 1993 to 2002. He also served as President of TCF Financial from its formation in 1987 until 1993 and as Chief Executive Officer of TCF Bank from 1993 to 1996. He retired as an executive of TCF in 2002 and retired from the board in 2016. Let's have a round of applause for Tom Cusick. Next I'd like to introduce the members of our executive team that are in attendance, including Mike Jones, Executive Vice President, Consumer Banking; Bill Henak, Executive Vice President, Wholesale Banking; Tom Butterfield, Executive Vice President and Chief Information Officer; Jim Costa, Chief Risk and Chief Credit Officer; and Brian Maass, Executive Vice President and Chief Financial Officer. Let's have a round of applause for them. Mr. Green will now call the meeting to order. Joseph T. Green Executive VP, General Counsel & Secretary The annual meeting of TCF Financial Corporation is called to order. During the CEO's presentation, we may make forward-looking statements. Forward-looking statements deal with matters that do not relate strictly to historical facts. We caution you that actual events or results may differ materially. Please see our recent reports filed with the Securities and Exchange Commission for a discussion of the risks and uncertainties in forward-looking information. The information we provide you today is accurate as of today's date, April 24, 2019, and we undertake no duty to update the information. Craig R. Dahl Chairman, President & CEO So on behalf of the Board of Directors and management of TCF, I thank you for your attendance today and for the solid return of proxy. A list of TCF shareholders as of February 25, 2019, our record date for voting, who are entitled to vote at this meeting, was prepared by the transfer agent, Computershare. As of the record date, there was 163,966,944 votes entitled to be cast at this meeting for the proposals under consideration. We have an affidavit saying that the notice of meeting and Internet availability of proxy materials were mailed or delivered on or about March 15, 2019, to each stockholder of record as of the close of business on the record date. Tony Carideo is here representing Broadridge Financial Solutions, Inc., which has been appointed to act as the inspector of election at this meeting to count and examine all votes. Mr. Carideo has previously taken his oath as the inspector of election. According to Joe Green, our secretary of the meeting, a quorum is declared present. The inspector will submit a preliminary report during the course of the meeting on the number of votes represented. The minutes from the prior annual meeting held on April 25, 2018, have been approved. Copies of the minutes are available at the tables in the back of the room. As presiding officer of the meeting, I adopted an agenda that will govern the order of business of this meeting and the rules of conduct of the meeting. Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 3

TCF FINANCIAL CORPORATION SHAREHOLDER/ANALYST CALL APR 24, 2019 Copies of the agenda and rules of conduct are also available at the tables in the back of the room. The rules of conduct also govern the question-and-answer session which will follow the formal meeting. Ballots are available for voting on the proposals. If you have already voted by proxy, you need not vote in person at this meeting, although you may change your vote if you wish. If you need a ballot, please raise your hand, and the ushers will get one to you. Please complete the ballot and return it to the usher. Seeing none. So our first order of business is the election of 12 directors: Peter Bell; William Bieber; Theodore Bigos; Karen Grandstrand; George Johnson; Richard King; Vance Opperman; Roger Sit; Dr. Julie Sullivan; Barry Winslow; and Dr. Theresa Wise; and me, Craig Dahl. The board recommends a vote in favor of each. The second order of business is an advisory or nonbinding vote to approve executive compensation. The board recommends a vote in favor of this proposal. The third order of business is an advisory nonbinding vote to ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending 2019. That's December 31, 2019. The board recommends a vote in favor of this proposal. Representatives of KPMG LLP are present at this meeting and have declined the opportunity to make a statement but will be available during the question- and-answer session to answer questions about our financial statements. Has everyone had the opportunity to vote? If so, I declare the polls closed. So while the inspector is completing the proxy tabulation, I'll proceed with a progress report on TCF. Cooper always used to say that means you can't believe anything I'm about to say. So here are some slides really that talk about the TCF's performance for the 3 years that I've been the CEO, and I think there's key strategic initiatives that are listed here on the left, the 4 strategic pillars of the business, starting with diversification; not simply growth, but profitable growth; improving our operating leverage, which means both increasing revenue and decreasing expense; and still centered on a solid core funding base. With our change in the auto business, we've significantly reduced our risk profile. We've continued to invest in technology and our digital capability. We've enhanced our capital efficiency, and you can see some examples here. Return on average tangible common equity in 2015 was 10.48%, and it was nearly 15% here in 2018. And focus on return on capital and efficiency ratio. And you can see during 2018, we've returned over $300 million back to the shareholders through dividends and share repurchase. Everybody remembers my first 30 days as CEO. I certainly do when the stock went down every single day for 30 days. You can see that at the very beginning. I didn't take it personally, but you told me I should. And so anyway -- and so how the stock has performed against the index, our 3-year total shareholder return is 47.5% compared to the index of 12.4%. This is just some of our first quarter highlights. We announced net income of $70.5 million and diluted EPS of $0.42, but it was $0.46 when you exclude the pretax merger-related expenses, which were roughly $0.04 per share. You can see that the numbers here are average checking and savings balances, up $1 billion quarter-over-quarter; average earning assets, up; net income, up; earnings per share, up 18%; and return on average tangible common, up significantly; and continued progress on net efficiency ratio. I’m sure you came here today to hear a little bit about our progress. We talked a little bit about it on our earnings call. We're not at a position where we can run each other's businesses. We can really -- we're still in a lot of the decision-making process. But when you look at the strengths that both of these banks bring, I'm going to stay right down the middle about how we look together. We're going to significantly enhance our operating performance, profitability and returns. We're going to expand geographically and deploy our respective strengths into each other's markets. It's going to enable faster growth without building a Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 4

TCF FINANCIAL CORPORATION SHAREHOLDER/ANALYST CALL APR 24, 2019 loan concentration that on a go-alone strategy each of us would have. And we're going to achieve greater scale on our technology, marketing and brand investments, especially keeping in mind that we're going to continue the TCF brand name, and the ability to not only retain top talent, we believe we're going to have a better opportunity to attract top talent as a bigger bank as well. Together, we're going to be best in class from this standpoint. The top line is revenue generation. The middle is our efficiency ratio, which is going to be significantly better than TCF on a standalone basis, and our expectations on our return on average tangible common are going to be near the 20% mark. So consistently higher returns, double-digit EPS growth, strong capital liquidity and credit quality, increased growth and revenue diversification and significant upside and value creation that I've talked about in many of my comments, which accelerates our strategic plan by 2 years for both companies and expanded strategic flexibility. This is the sort of the map of what it looks like. Ninth largest bank in the Midwest. So when we were announced, we were the 27th largest bank on a combined basis. And then when SunTrust and BB&T merged, we went up to 26. So we're already moved up one notch, and we haven't even formed the company together. So you can see the density in these markets that we're going to create. The green represents the Chemical. The red represents TCF. And basically, in all of our markets, 526 branches on the new goal across 9 states. This is a great slide in PowerPoint; not so good, I don't think, in this setting. But $34 billion is the pro forma loan book. $34 billion here is the pro forma deposit composition. And you see what I'm talking about, how it takes away the concentrations that each of the banks had going in. And when you look at to the far right on the both side, we're well diversified from an asset level mix, and we're well diversified and consistent with how we do business on the deposit side. And that's, again, one of the big driving factors for me in putting the 2 banks together. Now this slide, this is a great slide because the digital and the scale and all these things that we're facing, people are facing in every industry. We're not unique in banking to have that. And so when you look at environmental trends, think banking, but think about other lines of business as well. Customer needs and expectation, the digital, mobile, how we use data analytics, non-bank and fintech competitors coming in and artificial intelligence, robotics and other automation, all of those things are going into all parts of the business today. We're not unique in banking to have it. I'm going to just point you to the scope there. But together, we're going to have more customers, we're going to have wider geographic reach. We're going to have a more complete product set. We're going to take the best of us and the best of them, and that's going to put us in a great position. Who wins? Everybody wins: customers; communities, employees and our culture. We have a real -- on the culture side, we have a lot of shared values and principles with a strong community orientation. I've hired people in Michigan, going back to 1999 when I started TCF Leasing here, and a high majority of those teams that I hired back in those days are still working for TCF. The culture and work ethic of those teammates are exactly what we find in the markets that we're currently in. And we have 50 branches there, and we've been there for quite a while already, so it's not a totally new market. And we have a commercial banking team that we've been rebuilding over the last 3 or 4 years. So we're familiar with the Detroit market, but we're familiar with a lot of other markets as well. Communities, Detroit, the Twin cities, Chicago and Midland, are all going to be centers of influence for the company going forward. And customers win by getting a broader product suite, improved speed to market. And we're going to have lower credit concentrations, which gives us bigger bite at the apple for things that we've trying to do. And our further investments in technology and digital banking are going to be supported by a stronger customer base. So the items on the left were in place on the day that we announced it. We had picked a brand. We had picked an executive leadership team. We picked the headquarters. We had picked a regulator; and we announced minimal branch and client overlap or disruption. That's a key to our deal versus any other deal that might be going on simultaneously. Since -- in the first 90 days, those are all the things that we've done. And I guess our integration planning is well underway across our business verticals and shared services work streams. The registration statement and regulatory merger applications have been filed on Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 5

TCF FINANCIAL CORPORATION SHAREHOLDER/ANALYST CALL APR 24, 2019 a timely basis; in fact, ahead of schedule. And our special meetings of stockholders for TCF and Chemical are expected to be held in June of 2019. And the merger is still expected to close in late third quarter '19 or early fourth quarter '19. This is a slide that we just put in our investor deck, just to show the color combination of how balanced my approach has been in putting the executive leadership team together. We're going to have 8 directors from each side. The Chairman is going to be Gary Torgow. The Lead Director is going to be from TCF, Vance Opperman. You can see Tom Shafer is going to be President and Chief Operating Officer. Reporting to him will be Bill Henak, Mike Jones, Tom Butterfield. And then Brian Maass will be Treasurer and Deputy Chief Financial Officer reporting to the Chief Financial Officer, Dennis Klaeser. So again, a real balance between the 2 banks on how we're going to be managed on a go-forward basis. Okay. So the inspector has completed the preliminary count of the voting. The Secretary will report the results of the voting. Joseph T. Green Executive VP, General Counsel & Secretary From the report of the inspector, I've confirmed that a quorum is and has been in attendance at the meeting. The report shows that the required votes have been cast in favor of all of the directors who are hereby elected. Both of the 2 nonbinding advisory proposals, proposal 2, say on pay; and proposal 3, ratification of the appointment of KPMG, also received majority support from stockholders. Craig R. Dahl Chairman, President & CEO Is there a motion that the report be accepted and approved? Unknown Executive Move it. Craig R. Dahl Chairman, President & CEO Is there a second? Unknown Executive Second. Craig R. Dahl Chairman, President & CEO Thank you. With the official part of the meeting adjourned -- oops, sorry. So we have a motion to accept and approve the report of the inspector. Those in favor, signify their approval by saying aye. Unknown Executive Aye. Craig R. Dahl Chairman, President & CEO Those opposed, say no. So the report of the inspector has been accepted and approved and will be attached to the minutes of the meeting. A motion to adjourn is now in order. Anybody? Unknown Executive Move it. Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. 6 spglobal.com/marketintelligence TCF FINANCIAL CORPORATION SHAREHOLDER/ANALYST CALL APR 24, 2019

Craig R. Dahl Chairman, President & CEO Second? Unknown Executive Second. Craig R. Dahl Chairman, President & CEO Okay. Those In favor again, signify by saying aye. Unknown Executive Aye. Craig R. Dahl Chairman, President & CEO Those opposed, say no. The motion is carried, and the meeting is adjourned. I was so eager to get to the questions that I jumped the gun here. With the official part of the meeting adjourned, we have reserved some additional time for questions from stockholders. If you are a stockholder with a question, please raise your hand. After you are recognized, you may stand and ask your question, subject to the rules and procedures available for this meeting. All right. With no questions, I call the meeting to close. Thank you. Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 7

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Cautionary Note Regarding Forward-Looking Statements Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, including statements about the new leadership team and its ability to execute on the combined company’s long-term strategy and vision, and statements regarding the timing of the closing of the merger. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: • the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); • the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all; • if the combined company is unable to retain its employees, particularly key management, the combined company could face disruptions with respect to integration, operations and customer retention. • the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; • the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events; • the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; • diversion of management’s attention from ongoing business operations and opportunities; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; • the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated; • the outcome of any legal proceedings that may be instituted against Chemical or TCF; • the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses; • business disruptions following the merger; and • other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical has filed with the SEC a Registration Statement on Form S-4 that includes the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the definitive Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com, or to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 28, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 15, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 9